Exhibit 99.2

P R E S S  R E L E A S E

IMMEDIATE RELEASE	19 September 2003

CADBURY SCHWEPPES CONFIRMS REFINANCING PLANS

As the six month anniversary of its acquisition of Adams approaches, Cadbury Schweppes confirms that its previously announced plan to refinance a substantial proportion of its $6.1bn bank facilities is on course, with at least $1.6bn expected to be refinanced during 2003. To date £400m of bonds have been issued to European investors and a corresponding amount of the bank facility has been cancelled. Cadbury Schweppes also confirms that it expects overall trading performance for the full year to be broadly similar to that seen in the first half, although hot weather in Europe has had some adverse impact on confectionery sales and the US beverage market remains weak.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Bond and Equity Enquiries	020-7830-5095
Sally Jones
Marie Wall
Media Enquiries	020-7409 1313
Sarah Pelling
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

High-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0)20 7608 1000.

This release includes certain forward-looking statements that express expectations of future events or results. All statements based on future expectations rather than historical facts are forward-looking statements that involve a number of risks and uncertainties and Cadbury Schweppes cannot give assurance that such statements will prove to be correct. Nor should any such statement within this release be interpreted to mean that future earnings per share will necessarily be higher than historical earnings per share.

Without prejudice to the generality of the foregoing, this release may be deemed to include “forward-looking” statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. This release should be read in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available upon request from Cadbury Schweppes plc, 25 Berkeley Square, London, W1J 6HB, UK.

Notes to Editors:

Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is a leading global confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.